ORRICK, HERRINGTON & SUTCLIFFE LLP

THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA  94105-2669

tel  +1-415-773-5700

fax  +1-415-773-5759

WWW.ORRICK.COM

Karen Dempsey

(415) 773-4140

kdempsey@orrick.com

December 4, 2012

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010/CF/AD8
Washington, D.C. 20549

Attn:	Sonia Gupta Barros, Special Counsel
Erin E. Martin, Attorney-Advisor
Kevin Woody, Accounting Branch Chief
Eric McPhee, Staff Accountant

Re:	Silver Bay Realty Trust Corp. Amendment No. 4 to Registration Statement on Form S-11 Filed December 4, 2012 File No. 333-183838

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Silver Bay Realty Trust Corp. (“we,” “us” or the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated November 28, 2012, relating to the Company’s Registration Statement on Form S-11 (the “Registration Statement”), initially filed with the Commission on September 11, 2012. The Company previously filed Amendment No. 1 to the Registration Statement on October 17, 2012, Amendment No. 2 to the Registration Statement on November 13, 2012 and Amendment No. 3 to the Registration Statement on November 23, 2012.  Amendment No. 4 to the Registration Statement (“Amendment No. 4”) is being filed concurrently herewith.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 4. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery, four (4) copies of Amendment

No. 4 in paper format, which have been marked to show changes from the most recent amendment (Amendment No. 3) to the Registration Statement.

Amendment No. 3 to Form S-11

Management’s Discussion and Analysis, page 56

1.                                      Please revise your MD&A to provide additional information based on your predecessor’s experience with properties added to the portfolio during the current year as they begin to eclipse your projected six month stabilization period.  For example, it would be beneficial if you included a discussion of the average actual costs incurred to put properties into service to date, as well as a discussion of the average actual length of time it is taking from the acquisition of properties until they begin generating revenue.  Additionally, please include a discussion of any difficulties you have experienced, which should address apparent issues getting properties rented in your Las Vegas market and any other difficulties not addressed.

Additional disclosure has been included on page 61 of Amendment No. 4 to provide information on the actual average costs experienced by our Predecessor since it began acquiring properties in the first quarter of 2012 with respect to renovation and related costs following the acquisition of a property and prior to it becoming an income-producing asset.  The Company also reviewed the average actual length of time it takes from acquiring a property until that property begins to generate revenue.  The Company advises the Staff that after reviewing the data on homes acquired by its Predecessor as of September 30, 2012 and which are now leased, the overall average time was approximately 100 days, with the averages in each market ranging from approximately 40 days to 130 days.  Because the current disclosure on page 61 provides that the stabilization period for properties is anticipated on average to range from three months to six months, and notes there is significant variability in the time periods based on acquisition, channel, age and condition of the property, the Company does not believe that additional disclosure with respect to average time periods based on its limited period of operations is appropriate but will consider it in future disclosures.  As previously noted in the Registration Statement, because the Company has a limited operating history and because the condition of properties acquired varies significantly, it believes that providing a range of amount of costs and time is appropriate.

With respect to the properties in Las Vegas, which currently has the lowest occupancy rate in the Initial Portfolio, the Company believes this is because it began to acquire properties in Las Vegas prior to having a third-party management agreement in place for the renovation and leasing of such properties which lead to delays in renovating such properties and bringing those properties to the rental market.  The Company had has already included a risk factor on page 22 which highlights its dependence on third parties for key services and has now included additional disclosure in that risk factor which discusses the property management delays in Las Vegas.

Our Initial Portfolio, page 58

2.                                      We note your response to comment 25 in our letter dated October 5, 2012 in which you indicated that at that time the company had not used tenant concessions.  We further note your revised disclosure in footnote (4) on page 59.  Please revise your tabular disclosure to quantify how tenant concessions would affect average monthly rent per leased properties.  Please note that this comment also applies to your portfolio table on page 83.

Subsequent to the Company’s previous response letter dated October 17, 2012, the Company has utilized tenant concessions on a very limited basis in only two markets and the total amount of such concessions or incentives was $25,000, which does not have a material impact on average monthly rental rates in those markets.  The Company has clarified the disclosures in footnote (4) on page 59 and footnote (2) on page 82 to state that the amounts reflected in the average monthly rent have not been significantly impacted by such concessions or incentives.  The Company will continue to monitor its use of rental concessions and leasing incentives when presenting average monthly rent metrics in future periods.

Investment Guidelines, page 91

3.                                      We note your disclosure that you may invest up to 5% of the company’s assets in “other investments.”  Please revise to briefly indicate the other investments that the company may make.

The 5% “other assets” category has been included in the investment guidelines in the Management Agreement in order to give the Company and the Manager a modicum of flexibility to make investments outside of the core business of single family rental properties.  We have been advised that neither the Company nor the Manager have any such investments in mind at this time that would fall within this exception.  We further note that the investment guidelines may be changed by the Company’s board of directors without stockholder consent which is reflected in the Registration Statement, and therefore the 5% category is not a fixed limitation in any event and thus further disclosure is not necessary.

Note 1.  Notes to Pro Forma Condensed Consolidated Balance Sheet, page F-6

4.                                      Please tell us how you determined your assumptions for the percentages of prior Provident investors selecting the options for cash, common shares and common units, and disclose the basis for your assumptions in your next amendment.

The assumption percentages used in our previous submission of preliminary pro forma financial statements were placeholder estimates that were required to complete the pro formas, as the Prior Provident Investors had not yet completed all of the documentation related to the approval of the Provident portion of the Formation Transactions.  All of the Provident Entities have now approved the proposed transactions, and in connection with such approvals, have also selected the form of consideration they wish to receive for the contribution of their respective interests.  These elections are now reflected in the pro forma financial statements included with Amendment No. 4.

5.                                      We have reviewed your revised disclosure on page F-7 related to excess purchase price.  Please tell us how you have determined it would be possible to record goodwill upon the acquisition of the Provident entities.  Given the types of assets and liabilities to be purchased, it is not clear how it could be appropriate to record goodwill.

The Company concurs with the Staff’s assessment that there is no goodwill to be recorded in the Formation Transactions.

6.                                      Please clarify that the full $97,050 capital contributions discussed on page F-8 represent actual contributions made by the predecessor, and not estimates.  To the extent any of these amounts are estimates, please tell us how they are factually supportable.

The Company has clarified in Amendment No. 4 that the amounts reflected in the adjustments represent actual cash contributions made by our Predecessor during the periods noted.

Part II- Information Not Required In Prospectus, page II-1

Exhibit Index

7.                                      You indicate that you have filed the consent of director nominee Thomas W. Brock as exhibit 99.7 to this filing.  We are unable to locate such exhibit with your filing.  Please file the exhibit with your next amendment or advise.

Although the Company had obtained a signed consent from Mr. Brock prior to the filing of Amendment No. 3, it was inadvertently omitted from the EDGAR filing.  The consent of such director nominee has now been filed with Amendment No. 4, together with the consent of an additional director nominee included in the filing.

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Please direct your questions or comments regarding the Company’s responses or Amendment No. 4 to the undersigned at (415) 773-4140 or by email at kdempsey@orrick.com or, in my absence, Stephanie Tang at (415) 773-4156.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Karen A. Dempsey

Karen A. Dempsey

cc:	David N. Miller
Christine Battist
Timothy O’Brien
Silver Bay Realty Trust Corp.

David J. Goldschmidt
Joshua A. Kaufman
Skadden, Arps, Slate, Meagher & Flom LLP

Lance Smith
Steven Altier
Ernst & Young LLP